UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

--------------

Commission File Number: 001-38431

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iQIYI, Inc.

3/F, iQIYI Youth Center Yoolee Plaza,

No. 21, North Road of Workers’ Stadium, Chaoyang District Beijing, 100027

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

1

Exhibit Index

Exhibit 99.1—Unaudited Interim Condensed Consolidated Financial Statements

Exhibit 99.2—Management's Discussion and Analysis of Financial Condition and Results of Operations

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By	:	/s/ Jun Wang
Name	:	Jun Wang
Title	:	Chief Financial Officer

Date: January 17, 2023

3

Exhibit 99.1

iQIYI, INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

Exhibit 99.1

		As of
		December 31,	September 30,	September 30,
	Note	2021	2022	2022
		RMB	RMB	US$
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents		2,997,212	3,559,899	500,443
Restricted cash		77,652	16,355	2,299
Short-term investments		1,348,255	1,470,487	206,718
Accounts receivable, net of allowance of RMB240,326 and RMB166,602 (US$23,421) as of December 31, 2021 and September 30, 2022, respectively		2,747,774	2,683,392	377,225
Prepayments and other assets		3,266,523	2,228,050	313,214
Amounts due from related parties	14	155,512	70,430	9,901
Licensed copyrights, net	5	931,189	818,171	115,017
Total current assets		11,524,117	10,846,784	1,524,817
Non-current assets:
Fixed assets, net		1,344,784	1,180,895	166,008
Long-term investments	4	3,035,155	2,803,629	394,128
Deferred tax assets, net		31,351	—	—
Licensed copyrights, net	5	7,258,042	7,146,338	1,004,616
Intangible assets, net		545,305	459,635	64,614
Produced content, net	6	10,951,078	12,711,616	1,786,971
Prepayments and other assets		2,905,690	3,037,253	426,970
Operating lease assets		907,297	704,025	98,970
Goodwill		3,888,346	3,888,346	546,615
Amounts due from related parties	14	81,000	114,000	16,026
Total non-current assets		30,948,048	32,045,737	4,504,918
Total assets		42,472,165	42,892,521	6,029,735

iQIYI, INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2022 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		As of
		December 31,	September 30,	September 30,
	Note	2021	2022	2022
		RMB	RMB	US$
			(unaudited)	(unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the
   consolidated VIEs without recourse to the primary
   beneficiary of RMB13,941,720 and RMB12,754,468
   (US$1,792,955) as of December 31, 2021 and
   September 30, 2022, respectively):

Accounts and notes payable		8,896,460	6,882,120	967,473
Amounts due to related parties	14	2,634,089	3,319,678	466,673
Customer advances and deferred revenue		3,484,509	3,968,708	557,912
Convertible senior notes, current portion	8	—	8,520,577	1,197,804
Short-term loans	7	4,117,774	3,938,938	553,727
Operating lease liabilities, current portion		171,541	110,697	15,562
Accrued expenses		2,280,322	1,671,799	235,018
Other liabilities		891,775	736,910	103,593
Total current liabilities		22,476,470	29,149,427	4,097,762

Non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to the primary
   beneficiary of RMB919,082 and RMB1,697,520 (US$238,634)
   as of December 31, 2021 and September 30, 2022, respectively):

Convertible senior notes	8	12,652,172	6,369,982	895,478
Deferred tax liabilities		3,127	2,682	377
Amounts due to related parties	14	780,615	105,056	14,769
Operating lease liabilities		625,737	527,584	74,167
Other non-current liabilities		260,931	1,286,875	180,906
Total non-current liabilities		14,322,582	8,292,179	1,165,697
Total liabilities		36,799,052	37,441,606	5,263,459
Commitments and contingencies	10

iQIYI, INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2022 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		As of
		December 31,	September 30,	September 30,
	Note	2021	2022	2022
		RMB	RMB	US$
Mezzanine equity:			(unaudited)	(unaudited)
Redeemable noncontrolling interests	11	397,385	—	—
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2021 and September 30, 2022, respectively; 2,940,101,566 and 3,246,481,443 shares issued as of December 31, 2021 and September 30, 2022, respectively; 2,722,361,459 and 3,041,871,446 shares outstanding as of December 31, 2021 and September 30, 2022, respectively)	3	173	193	27
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized as of December 31, 2021 and September 30, 2022, respectively; 2,876,391,396 and 3,041,097,278 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	3	183	193	27
Additional paid-in capital	3	49,642,014	50,676,861	7,124,040
Accumulated deficit	3	(47,163,773)	(46,803,156)	(6,579,484)
Accumulated other comprehensive income	16	2,709,002	1,482,263	208,373
Noncontrolling interests	3	88,129	94,561	13,293
Total shareholders’ equity		5,275,728	5,450,915	766,276
Total liabilities, mezzanine equity and shareholders’ equity		42,472,165	42,892,521	6,029,735

iQIYI, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		Nine months ended September 30,
	Note	2021	2022	2022
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services (including related party amounts of RMB2,600 and RMB30,768 (US$4,325) for the nine months ended September 30, 2021 and 2022, respectively)		12,592,975	12,967,268	1,822,910
Online advertising services (including related party amounts of RMB218,049 and RMB203,567 (US$28,617) for the nine months ended September 30, 2021 and 2022, respectively)		5,402,249	3,778,222	531,134
Content distribution (including related party amounts of RMB328,208 and RMB89,071 (US$12,521) for the nine months ended September 30, 2021 and 2022, respectively)		2,094,083	1,835,075	257,971
Others (including related party amounts of RMB49,751 and RMB24,919 (US$3,503) for the nine months ended September 30, 2021 and 2022, respectively)		3,076,494	2,824,124	397,009
Total revenues		23,165,801	21,404,689	3,009,024
Operating costs and expenses:
Cost of revenues (including related party amounts of RMB933,391 and RMB666,547 (US$93,702) for the nine months ended September 30, 2021 and 2022, respectively)		(21,005,943)	(16,917,072)	(2,378,164)
Selling, general and administrative (including related party amounts of RMB18,498 and RMB47,004 (US$6,608) for the nine months ended September 30, 2021 and 2022, respectively)		(3,632,054)	(2,525,676)	(355,054)
Research and development (including related party amounts of nil and RMB1,651 (US$232) for the nine months ended September 30, 2021 and 2022, respectively)		(2,031,784)	(1,433,076)	(201,459)
Total operating costs and expenses		(26,669,781)	(20,875,824)	(2,934,677)
Operating (loss)/income		(3,503,980)	528,865	74,347

iQIYI, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		Nine months ended September 30,
	Note	2021	2022	2022
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Other income/(expenses)
Interest income		93,779	43,285	6,085
Interest expenses		(1,025,002)	(539,063)	(75,780)
Foreign exchange gain/(loss), net		26,673	(186,886)	(26,272)
Share of losses from equity method investments		(84,651)	(166,655)	(23,428)
Others, net	4	209,834	(6,373)	(896)
Total other expenses, net		(779,367)	(855,692)	(120,291)
Loss before income taxes		(4,283,347)	(326,827)	(45,944)
Income tax expense	9	(60,009)	(95,587)	(13,437)
Net loss		(4,343,356)	(422,414)	(59,381)
Less: Net income attributable to noncontrolling interests		50,441	18,057	2,538
Net loss attributable to iQIYI, Inc.		(4,393,797)	(440,471)	(61,919)
Accretion of redeemable noncontrolling interests		(12,306)	—	—
Net loss attributable to ordinary shareholders		(4,406,103)	(440,471)	(61,919)
Net loss per Class A and Class B ordinary share:	13
Basic		(0.79)	(0.07)	(0.01)
Diluted		(0.79)	(0.07)	(0.01)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):	13
Basic		(5.53)	(0.52)	(0.07)
Diluted		(5.53)	(0.52)	(0.07)
Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:	13
Basic		5,562,457,384	5,955,669,900	5,955,669,900
Diluted		5,562,457,384	5,955,669,900	5,955,669,900

Other comprehensive income/(loss):
Foreign currency translation adjustments	16	60,518	(1,228,249)	(172,665)
Unrealized losses on available-for-sale debt securities	16	(1,844)	(16,714)	(2,350)
Total other comprehensive income/(loss), net of tax	16	58,674	(1,244,963)	(175,015)
Comprehensive loss		(4,284,682)	(1,667,377)	(234,396)
Less: Comprehensive income attributable to noncontrolling interests		49,865	24,771	3,482
Comprehensive loss attributable to iQIYI, Inc.		(4,334,547)	(1,692,148)	(237,878)

iQIYI, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		Nine months ended September 30,
	Note	2021	2022	2022
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss		(4,343,356)	(422,414)	(59,381)
Adjustments to reconcile net loss to net cash used for operating activities
Depreciation of fixed assets		313,860	258,251	36,304
Amortization of intangible assets		121,339	150,726	21,189
Amortization and impairment of licensed copyrights		7,915,278	5,860,702	823,884
Amortization and impairment of produced content		4,478,234	3,989,288	560,805
(Reversal)/provision of credit loss		(20,335)	46,990	6,606
Unrealized foreign exchange loss		35,792	176,554	24,820
Gain on disposal of fixed assets		(20,206)	(25,458)	(3,579)
Gain on disposal of subsidiaries	4	(44,812)	(429,916)	(60,437)
Accretion on convertible senior notes and asset-backed debt securities		466,528	115,111	16,182
Barter transaction revenue		(755,046)	(602,477)	(84,695)
Share-based compensation		954,705	622,935	87,571
Share of losses from equity method investments		84,651	166,655	23,428
Fair value change and impairment of long-term investments		(57,928)	543,932	76,465
Interest and other investment income		(4,231)	(30,676)	(4,312)
Deferred income tax (benefit)/expenses		(33,927)	30,906	4,345
Amortization of deferred income		(9,462)	(8,309)	(1,168)
Other non-cash (income)/expenses		(37,716)	187	26
Changes in operating assets and liabilities
Accounts receivable		491,120	(1,289)	(181)
Amounts due from related parties		(209,466)	29,900	4,203
Licensed copyrights		(8,297,829)	(4,824,385)	(678,201)
Produced content		(7,493,698)	(5,732,010)	(805,793)
Prepayments and other assets		(460,061)	733,654	103,135
Accounts payable		1,617,585	(2,230,829)	(313,605)
Amounts due to related parties		447,184	16,921	2,379
Customer advances and deferred revenue		(235,839)	487,397	68,517
Accrued expenses and other liabilities		234,337	(751,890)	(105,699)
Other non-current liabilities		6,817	905,578	127,304
Net cash used for operating activities		(4,856,482)	(923,966)	(129,888)
Cash flows from investing activities:
Acquisition of fixed assets		(237,598)	(165,463)	(23,260)
Acquisition of intangible assets		(93,785)	(67,054)	(9,426)
Purchase of long-term investments		(231,494)	(78,273)	(11,003)
Proceeds from disposal of long-term investments		—	5,514	775
Film investments made as passive investor		(21,850)	(1,150)	(162)
Proceeds from film investments as passive investor		3,100	30,200	4,245

iQIYI, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

		Nine months ended September 30,
	Note	2021	2022	2022
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Loans provided to related parties		(1,000)	—	—
Loans provided to third parties		(213,000)	—	—
Repayment of loans provided to third parties		213,015	3,182	447
Purchases of held-to-maturity debt securities		(5,913,370)	(727,943)	(102,333)
Maturities of held-to-maturity debt securities		7,237,324	595,333	83,691
Purchases of available-for-sale debt securities		(11,134,153)	(3,316,402)	(466,212)
Maturities of available-for-sale debt securities		9,512,279	3,371,367	473,939
Other investing activities		45,778	37,770	5,310
Net cash used for investing activities		(834,754)	(312,919)	(43,989)
Cash flows from financing activities:
Proceeds from short-term loans		3,965,775	3,759,304	528,475
Repayments of short-term loans		(2,936,250)	(3,945,645)	(554,670)
Repayments of long-term loans and borrowings from third party investors		(273,533)	—	—
Proceeds from issuance of convertible senior notes, net of issuance costs		632,369	—	—
Proceeds from issuance of subsidiaries' shares		263,957	1,000	141
Proceeds from issuance of ordinary shares in the follow-on offering, net of issuance costs		500,380	—	—
Proceeds from issuance of ordinary shares to third parties upon private placement		—	1,172,732	164,860
Proceeds from issuance of Class B ordinary shares to Baidu upon private placement		—	634,470	89,192
Proceeds from exercise of share options		172,664	49,166	6,912
Finance lease payments		(13,352)	(28,351)	(3,986)
Dividends paid by subsidiaries		(27,827)	(54,305)	(7,634)
Other financing activities		(4,698)	18,910	2,658
Net cash provided by financing activities		2,279,485	1,607,281	225,948
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(142,929)	130,994	18,413
Net (decrease)/increase in cash, cash equivalents and restricted cash		(3,554,680)	501,390	70,484
Cash, cash equivalents and restricted cash at the beginning of the period		10,940,512	3,074,864	432,258
Cash, cash equivalents and restricted cash at the end of the period		7,385,832	3,576,254	502,742
Supplemental disclosures of cash flow information:
Acquisition of fixed assets included in accounts payable		23,817	16,358	2,300
Acquisition of long-term investments with non-cash consideration	4	50,000	316,242	44,457

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents		7,296,165	3,559,899	500,443
Restricted cash		89,667	16,355	2,299

Total cash and cash equivalents and restricted cash shown in the statements of cash flows		7,385,832	3,576,254	502,742

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

1. ORGANIZATION

iQIYI, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 27, 2009. The Company, its wholly-owned subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries are hereinafter collectively referred to as the “Group”.

The Group is an innovative platform in China offering a diverse collection of high-quality internet video content, including professionally-produced content licensed from professional content providers and self-produced content, on its platform. The Group provides membership services, online advertising services, content distribution services, live broadcasting services and online games services. The Group’s principal geographic market is in the People’s Republic of China (“PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and VIEs’ subsidiaries in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of companies that engage in internet audio-video program services, value-added telecommunication services, radio and television program production and operation services, and certain other services. To comply with these foreign ownership restrictions, the Group operates its websites and primarily conducts its business in the PRC through the VIEs. The paid-in capital of the VIEs was mainly funded by the Company through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company has entered into certain agreements with the shareholders of the VIEs through the Company or its wholly-owned subsidiaries in the PRC, including loan agreements for the paid-in capital of the VIEs and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs. In addition, the Company or its wholly-owned subsidiaries have entered into shareholder voting rights trust agreements, powers of attorney and exclusive purchase option agreements with the VIEs and nominee shareholders of the VIEs, which give the Company or its wholly-owned subsidiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Commitment letters have been entered into which obligate the Company to absorb losses of the VIEs that could potentially be significant to the VIEs and certain exclusive agreements have been entered into that entitle the Company or its wholly-owned subsidiaries to receive economic benefits from the VIEs that potentially could be significant to the VIEs.

Despite the lack of equity ownership, as a result of a series of contractual arrangements (the “Contractual Arrangements”), the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company, which gives the Company the power to direct the activities that most significantly impact the VIEs’ economic performance. In addition, through the other exclusive agreements, which consist of the business operation agreements/exclusive management consulting and business cooperation agreements, exclusive technology consulting and services agreements, trademark license agreements and software usage license agreements and business cooperation agreement, the Company, through its wholly-owned subsidiaries in the PRC, has the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the commitment letters, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation.

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; (ii) each of the contractual arrangements with the VIEs and their shareholders are valid and legally binding upon each party to such agreement under PRC laws; and (iii) the execution, delivery and performance of the contractual arrangements do not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any explicit provisions of the current PRC laws and regulations.

On January 1, 2020, the Foreign Investment Law came into effect and became the principal laws and regulations governing foreign investment in the PRC. The Foreign Investment Law requires compliance with a negative industry catalog (“Negative List”), which sets forth the business that are restricted and prohibited from foreign investment.The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. There are uncertainties regarding the interpretation of the Foreign Investment Law with respect to the contractual arrangements as a form of foreign investment. The VIEs’ internet audio-video program services, value-added telecommunication services, radio and television program production and operation services, and certain other services are included in the Negative List. If any of the contractual arrangements would be deemed as a foreign investment that is prohibited by the Foreign Investment Law or any other current or future laws, regulations or interpretations, the Company’s ability, through its wholly- owned subsidiaries in the PRC, to enforce its rights under these contractual arrangements with the VIEs and the Company’s ability to conduct business through the VIEs could be severely limited.

In addition, if the current organizational structure or any of the contractual arrangements were found to be in violation of any existing and/or future PRC laws or regulations, the Company may be subject to penalties, which may include but not be limited to: the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may cause the Company to lose its

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

right to direct the activities that most significantly impact the VIEs and/or the right to receive economic benefits that could potentially be significant to the VIEs based on the contractual arrangements, which may result in the Company no longer being able to consolidate the financial results of the VIEs in the consolidated financial statements.

Furthermore, shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to breach the existing terms of the aforementioned agreements.

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive loss are as follows:

	As of
	December 31,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	950,267	1,521,208	213,848
Short-term investments	595,754	621,117	87,315
Accounts receivable, net	2,613,546	2,554,132	359,054
Licensed copyrights, net	669,672	600,254	84,382
Prepayments and other assets	3,027,691	2,021,051	284,115
Total current assets	7,856,930	7,317,762	1,028,714
Non-current assets:
Fixed assets, net	726,115	667,543	93,842
Long-term investments	1,987,678	2,042,245	287,094
Licensed copyrights, net	2,288,848	2,125,280	298,767
Produced content, net	10,425,514	12,217,492	1,717,508
Operating lease assets	697,965	606,199	85,218
Goodwill	2,412,989	2,412,989	339,213
Others	919,713	742,589	104,392
Total non-current assets	19,458,822	20,814,337	2,926,034
Total assets	27,315,752	28,132,099	3,954,748
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts payable	5,068,907	3,809,380	535,514
Customer advances and deferred revenue	3,370,582	3,878,982	545,299
Short-term loans (i)	2,292,899	2,853,516	401,141
Operating lease liabilities, current portion	108,059	101,953	14,332
Accrued expenses and other liabilities	3,101,273	2,110,637	296,709
Total current liabilities	13,941,720	12,754,468	1,792,995
Non-current liabilities:
Operating lease liabilities	579,844	520,479	73,168
Other non-current liabilities	339,238	1,177,041	165,466
Total non-current liabilities	919,082	1,697,520	238,634
Amounts due to the Company and its subsidiaries	20,835,196	22,542,205	3,168,933
Total liabilities	35,695,998	36,994,193	5,200,562

	Nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
Total revenues	21,965,719	19,829,471	2,787,583
Net loss	(1,350,285)	(60,994)	(8,574)
Net cash provided by/(used for) operating activities	998,909	(53,075)	(7,461)
Net cash (used for)/ provided by investing activities	(1,392,676)	35,871	5,043
Net cash provided by financing activities	309,523	560,624	78,811

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(i) In accordance with the arrangement as described in Note 7, the Group consolidates the securitization vehicle as it is a VIE for which the Group considers itself the primary beneficiary given the Group has the power to govern the activities that most significantly impact its economic performance and is obligated to absorb losses that could potentially be significant to the VIE. As of December 31, 2021 and September 30, 2022, RMB708,195 and RMB498,195 (US$70,035), respectively, of the loan is repayable within one year and is included in “Short-term loans”, in the carrying amounts of the liabilities of the VIEs and VIEs’ subsidiaries.

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The VIEs and VIEs’ subsidiaries contributed an aggregate of 94% and 92% of the Group’s consolidated revenues for the nine months ended September 30, 2021 and 2022, respectively, after elimination of inter-company transactions. As of September 30, 2022, there was no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settled obligations of the VIEs and VIEs’ subsidiaries, other than the collateralization of a VIE’s office building as described in Note 7 and the share pledge agreements and business operation agreements with respect to the VIEs contractual arrangements as disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021.

The VIEs’ third-party creditors do not have recourse to the general credit of the Company in the normal course of business. The Company did not provide or intend to provide financial or other support not previously contractually required to the VIEs and VIEs’ subsidiaries during the periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The Group recorded net loss of RMB422,414 (US$59,381) in the nine months ended September 30, 2022 and has not been profitable in the past financial years since inception and had an accumulated deficit of RMB46,803,156 (US$6,579,484) as of September 30, 2022 and negative cash flow from operations of RMB4,856,482 and RMB923,966 (US$129,888) for the nine months ended September 30, 2021 and 2022, respectively. As of September 30, 2022, the Group had cash, cash equivalents, restricted cash and short-term investments of RMB5,046,741 (US$709,460), unused credit lines of RMB1,436,484 (US$201,938) and a working capital deficit of RMB18,302,643 (US$2,572,945). There is substantial doubt regarding the Group’s ability to continue as a going concern as it does not have sufficient funds to repurchase all or a significant portion of the outstanding 2025 Notes if redeemed by noteholders on April 1, 2023 without securing additional financing. Upon the occurrence of an event of default which includes default on principal payment of the 2025 Notes when due on April 1, 2023, the trustee or the holders of at least 25% in aggregate principal amount of the Company’s convertible senior notes may declare the whole principal of, and accrued and unpaid interest on, all the outstanding convertible senior notes (including the 2026 Notes) to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. Also, upon the occurrence of a fundamental change, holders of the Company’s convertible senior notes will have the right, at their option, to require the Company to repurchase all of their notes or any portion of the principal amount and accrued and unpaid interests. In the event of a fundamental change, the Company may also be required to issue additional ADSs upon conversion of its convertible senior notes (refer to Note 8 for the terms of the convertible senior notes). The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The unaudited interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Group has plans in place to reduce discretionary capital expenditures and operational expenses and secure additional financing, including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, re-financing certain existing loans and credit facilities and other existing debt obligations and raising funds through additional issuances of equity and/or debt in public and/or private capital markets. Although management believes such plans, if executed, should provide the Group sufficient financing to meet its needs, successful completion of such plans is dependent on factors outside of the Group’s control and there can be no assurances that new financings or other transactions will be available to the Group on commercially acceptable terms, or at all. In addition, the potential worsening global economic conditions and the recent disruptions to, and volatility in, the global financial markets resulting from factors such as the ongoing COVID-19 pandemic, intensified geopolitical conflicts and other adverse changes in macro-economic conditions, may adversely impact the Group’s ability to secure additional financing. Accordingly, the Group concluded that substantial doubt has not been alleviated.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the readers have been calculated at the exchange rate of RMB7.1135 per US$1.00 on September 30, 2022, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Basis of presentation and principles of consolidation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of the Group. In the opinion of management, the unaudited interim condensed consolidated financial statements, which comprise the unaudited condensed consolidated balance sheet as of September 30, 2022, the unaudited condensed consolidated statements of comprehensive loss and the unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2021 and 2022, reflect all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of September 30, 2022, the Company’s consolidated results of operations and consolidated cash flows for the nine months ended September 30, 2021 and 2022. The consolidated balance sheet data as of December 31, 2021 was derived from the Company’s audited consolidated financial statements, but does not include all disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021. Results for the nine months ended September 30, 2022 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The results of the subsidiaries are consolidated from the date on which the Group obtains control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIEs through power to govern the activities which most significantly impact its economic performance and is obligated to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs, then the entity is consolidated. All intercompany balances and transactions between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated on consolidation.

Use of Estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations of revenue contracts, accrued sales rebates for online advertising revenues, the allowance for credit losses of accounts receivable, contract assets, receivables from online payment agencies, amounts due from related parties and debt securities, liabilities associated with financial guarantees, future viewership consumption patterns and useful lives of licensed copyrights and produced content, future revenues generated by the broadcasting and sublicensing rights of content assets (licensed and produced), useful lives of certain finite-lived intangible assets, fair values of certain debt and equity investments, recoverability and useful lives of long-lived assets, recoverability of indefinite-lived intangible assets and goodwill, ultimate revenue of produced content predominantly monetized on its own, fair values of licensed copyrights and produced content monetized as a film group or individually, fair value of share options to purchase the Company’s ordinary shares, fair value of nonmonetary content exchanges, fair value of financial instruments, forfeiture rates for share options granted, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Short-term investments

All highly liquid investments with maturities of greater than three months, but less than twelve months, are classified as short-term investments.

Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Group accounts for short-term investments in accordance with ASC topic 320, Investments—Debt and Equity Securities (“ASC 320”). The Group classifies the short-term investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The Group determines realized gains or losses on sale of held-to-maturity securities on a specific identification method, and records such gains or losses in earnings.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

As of December 31, 2021 and September 30, 2022, the Group’s short-term investments consist of held-to-maturity debt securities and available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions.

Produced Content, net

The Group produces original content in-house and collaborates with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content include direct production costs, production overhead and acquisition costs. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. Participation costs are accrued using the individual-film-forecast-computation method, which recognizes the costs in the same ratio as the associated ultimate revenue. Production costs for original content that are predominantly monetized in a film group are capitalized. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if the Group has demonstrated a history of earning such revenue. The Group estimates ultimate revenue to be earned during the estimated useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. The capitalized production costs are reported separately as noncurrent assets with caption of “Produced content, net” on the condensed consolidated balance sheets

Based on factors including historical and estimated future viewership consumption patterns, the Group amortizes film costs for produced content that is predominantly monetized in a film group. For produced content that is monetized on its own, the Group considers historical and estimated usage patterns to determine the pattern of amortization for film costs. Based on the estimated patterns, the Group amortizes produced content using an accelerated method over its estimated useful lives within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the unaudited interim condensed consolidated statements of comprehensive loss.

Licensed Copyrights, net

Licensed copyrights consist of professionally-produced content such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s websites. Licensed copyrights are presented on the condensed consolidated balance sheets as current and non-current based on estimated time of usage.

The Group’s licensed copyrights include the right to broadcast and, in some instances, the right to sublicense. The broadcasting right refers to the right to broadcast the content on its own websites and the sublicensing right refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated by each right over its estimated useful lives.

For the right to broadcast the contents on its own websites that generates online advertising and membership services revenues, based on factors including historical and estimated future viewership patterns, the content costs are amortized using an accelerated method by content categories over the shorter of each content’s contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of the Group’s content include newly released drama series, newly released movies, animations, library drama series and library movies. Estimates of future viewership consumption patterns and estimated useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Corrections (“ASC 250”). For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.

Impairment of Licensed Copyrights and Produced Content

The Group’s business model is mainly subscription and advertising based, as such the majority of the Group’s content assets (licensed copyrights and produced content) are predominantly monetized with other content assets, whereas a smaller portion of the Group’s content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on the Group’s Mainland China platform are largely independent of the cash flows of other content launched on the Group’s overseas platform, the Group has identified two separate film groups. The Group reviews its film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors that could affect the fair value of the film group or the public’s perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major distributor, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.

When such events or changes in circumstances are identified, the Group assesses whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. The Group mainly uses a discounted cash flow approach to determine the fair value of an individual content or film group, for which the most significant inputs include the forecasted future revenues, costs and operating expenses attributable to an individual content or the film group and the discount rate. An impairment loss attributable to a film group is allocated to individual licensed copyrights and produced content within the film group on a pro rata basis using the relative carrying values of those assets as the Group cannot estimate the fair value of individual contents in the film group without undue cost and effort.

Revenue Recognition

The Group’s revenues are derived principally from membership services, online advertising services and content distribution. Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Value added taxes (“VAT”) are presented as a reduction of revenues.

The Group’s revenue recognition policies are set forth as follows:

Membership services

The Group offers membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free streaming of premium content 1080P/4K high-definition video, Dolby Audio, and accelerated downloads and others. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “Customer advances and deferred revenue” on the condensed consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Group is the principal in its relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Group retains control over its service delivery to its subscribing members. Typically, payments made to the partners, are recorded as cost of revenues. For the sale of the right to other membership services through strategic cooperation with other parties, the Group recognizes revenue on a net basis when the Group does not control the specified services before they are transferred to the customer.

Online advertising services

The Group sells advertising services primarily to third-party advertising agencies and a small portion is sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its websites in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. The Group performs a credit assessment of the customer to assess the collectability of the contract price

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

prior to entering into contracts. For contracts where the Group provides customers with multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different times, the Group would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price and revenue is recognized as each performance obligation is satisfied through the Group’s display of the advertisements in accordance with the revenue contracts.

The Group provides various sales incentives to its customers for meeting certain cumulative purchase volume requirements, including cash rebates to certain third-party advertising agencies and non-cash credits which can be used to acquire future online advertising services in certain bundled arrangements, which are negotiated on a contract-by-contract basis with customers. The Group accounts for cash rebates granted to customers as variable consideration which is measured based on the most likely amount of incentive to be provided to customers. Non-cash credits granted to customers are considered options to acquire additional services that provide customers with a material right. The contract consideration related to these customer options to acquire additional services are deferred and recognized as revenue when future services are transferred or when the options expire.

Content distribution

The Group generates revenues from sub-licensing content assets for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements the Group enters into with the vendors have a specified license period and provide the Group rights to sub-license these content assets to other parties. The Group enters into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, the Group is entitled to receive the sub-license fee under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-licensing of content assets represents a license of functional intellectual property which grants a right to use the Group’s content assets and is recognized at the point in time when the content asset is made available for the customer’s use and benefit.

The Group also enters into nonmonetary transactions to exchange online broadcasting rights of content assets with other online video broadcasting companies from time to time. The exchanged content assets provide rights for each party to broadcast the content assets received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. The Group estimates the fair value of the content assets received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, popularity and box office. The transaction price of barter transaction revenues is calculated on the individual content asset basis. For a significant barter sublicensing transaction, the Company further reviews the fair value by analyzing against the cost of the content assets bartered out and/or engages a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive content asset.

Others

Other revenues mainly include revenues from live broadcasting, online games and other licensing.

Live broadcasting

The Group operates a live broadcasting platform, iQIYI Show, whereby users can follow their favorite hosts and shows in real time through live broadcasting. Users can purchase virtual currency for usage in iQIYI Show to acquire consumable virtual gifts, which are simultaneously presented to hosts to show their support or time-based virtual items, which enables users to enjoy additional functions and privileges for a specified time period.

The Group operates the live broadcasting platform and determines the price of virtual items sold. Therefore, revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal in the transaction. Costs incurred from services provided by the hosts are recognized as cost of revenues. To facilitate the sale of virtual items, the Group bundles special privileges and virtual items as a package at a discounted price and the Group allocates the arrangement consideration to each performance obligation based on their relative standalone selling prices. Revenue from the sale of consumable virtual gifts is recognized when consumed by the user, or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user. Virtual currency sold but not yet consumed by the purchasers is recorded as “Customer advances and deferred revenue” on the condensed consolidated balance sheets.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Online games

The Group operates mobile games including both self-developed and licensed mobile games and generates mobile game revenues from the sale of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within the games.

The Group records revenue generated from mobile games on a gross basis if the Group acts as the principal in the mobile game arrangements under which the Group controls the specified services before they are provided to the customer. In addition, when the Group acts as the principal, it is primarily responsible for fulfilling the promise to provide maintenance services and has discretion in setting the price for the services to the customer. Otherwise, the Group records revenue on a net basis based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC topic 606, Revenue from Contracts with Customers (“ASC 606”) are met, which is generally when the user purchases virtual currencies issued by the game developers.

For transactions where the Group is the principal, the Group determines that the in-game virtual items are identified as performance obligations. The Group provides on-going services to the end-users who purchase virtual items to gain an enhanced game-playing experience. Accordingly, the Group recognizes revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts.

Other licensing

The Group grants rights to its customers to re-create short-form videos for selected content assets from its existing content library over a fixed license period. The transaction price is allocated based on the estimated standalone selling prices of the identified performance obligations, which consists of (i) the licensing of rights related to selected content assets in the existing content library; and (ii) future unspecified updates to the existing content library during the license period. The Group records revenue when the customer obtains the rights for the selected content assets from its existing content library at the commencement of the license period and as the updated contents are made available to the customer over the license period.

Contract balances

When either party to a revenue contract has performed, the Group presents the contract in the condensed consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

Contract assets represent unbilled amounts related to the Group’s rights to consideration for advertising services delivered and are included in “Prepayments and other assets” on the condensed consolidated balance sheets. As of December 31, 2021 and September 30, 2022, contract assets were RMB1,591,152 and RMB1,202,686 (US$169,071), respectively, net of an allowance for credit losses of RMB14,721 and RMB12,233 (US$1,720), respectively.

Contract liabilities are the Group’s obligation to transfer goods or services to customers for which the Group has received consideration from customers, which are comprised of: i) payments received for membership fees and other services; ii) virtual currency sold for which the corresponding services have not yet been provided to customers; and iii) non-cash credits granted to customers. Contract liabilities are primarily presented as “Customer advances and deferred revenue” on the condensed consolidated balance sheets. Balances of contract liabilities were RMB4,416,413 and RMB4,801,724 (US$675,016), as of December 31, 2021 and September 30, 2022, respectively. Revenue recognized for the nine months ended September 30, 2022 that was included in contract liabilities as of January 1, 2022 was RMB3,170,096 (US$445,645).

Practical Expedients and Exemptions

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.

(Loss)/earnings per share

The Company computes (loss)/earnings per Class A and Class B ordinary shares in accordance with ASC topic 260, Earnings per Share (“ASC 260”) using the two-class method. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company adjusts for the accretion of the redeemable noncontrolling interests in the calculation of income available to ordinary shareholders of the Company used in the (loss)/earnings per share calculation. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

to voting and conversion. As a result, and in accordance with ASC 260, the undistributed (loss)/income is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed (loss)/income is allocated on a proportionate basis.

Diluted (loss)/earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares consist of ordinary shares issuable upon the conversion of convertible senior notes using the if-converted method and ordinary shares issuable upon the exercise of share options and vesting of restricted share units, using the treasury stock method. Potential ordinary shares are excluded from the computation of diluted (loss)/earnings per share if their effects are anti-dilutive. The computation of the diluted (loss)/earnings per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted (loss)/earnings per Class B ordinary share does not assume the conversion of such shares. The Company adjusts for the securities issued by subsidiaries and equity method investees in the calculation of (loss)/income available to ordinary shareholders of the Company used in the diluted (loss)/earnings per share calculation.

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, amounts due from related parties and receivables from online payment agencies. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2021 and September 30, 2022, the Group has RMB3,074,864 and RMB3,576,254 (US$502,742) in cash, cash equivalents and restricted cash, respectively, which is held in cash and demand deposits with several financial institutions in the PRC and international financial institutions outside of the PRC, respectively. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable, contract assets, amounts due from related parties and receivables from online payment agencies are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for credit losses and the Group had no single customer with a balance exceeding 10% of the total accounts receivable and contract asset balance as of December 31, 2021 and September 30, 2022.

Impact of COVID-19

Although the Group’s businesses have resumed, there is still continuing adverse impact on the Group’s online advertising revenues as a result of the challenging macroeconomic environment and the COVID-19 pandemic resurgence in 2022. Uncertainties still exist as it relates to the impact of COVID-19’s on the Group’s businesses, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; possibility of Delta and Omicron outbreak, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the uneven impact to certain industries, and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures, almost all of which are beyond the Group's control. As a result, certain of the Group’s estimates and assumptions, including the fair value of the Group’s film groups, allowance for credit losses, the fair value of non-marketable equity securities and fair value of financial assets or long-lived assets subject to impairment assessments, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Group’s estimates in future periods.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

3. SHAREHOLDERS’ EQUITY

The changes in shareholders’ equity for the nine months ended September 30, 2021 and 2022 are as follows:

	Attributable to iQIYI, INC.
	Ordinary shares		Additional	Accumulated other			Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	Noncontrolling interests	shareholders' equity
(Unaudited)		RMB	RMB	RMB	RMB	RMB	RMB
Balances as of December 31, 2020	5,486,200,941	348	47,687,483	2,542,680	(40,973,853)	79,011	9,335,669
Net loss	—	—	—	—	(4,393,797)	50,441	(4,343,356)
Exercise of share-based awards	75,760,308	5	168,828	—	—	—	168,833
Other comprehensive income	—	—	—	59,250	—	(576)	58,674
Issuance of ordinary shares upon follow-on offering, net of issuance costs	32,163,292	2	505,416	—	—	—	505,418
Equity component of convertible senior notes, net of issuance costs	—	—	48,793	—	—	—	48,793
Accretion of redeemable noncontrolling interests	—	—	—	—	(12,306)	—	(12,306)
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	—	—	—	37	37
Dividends paid and payable by subsidiaries	—	—	—	—	—	(48,104)	(48,104)
Share-based compensation	—	—	954,705	—	—	—	954,705
Balances as of September 30, 2021	5,594,124,541	355	49,365,225	2,601,930	(45,379,956)	80,809	6,668,363

Balances as of December 31, 2021	5,598,752,855	356	49,642,014	2,709,002	(47,163,773)	88,129	5,275,728
Cumulative effect of adopting ASU 2020-06	—	—	(1,432,986)	24,938	772,123	—	(635,925)
Reversal of accretion of redeemable noncontrolling interests upon deconsolidation of subsidiaries	—	—	—	—	28,965	—	28,965
Net loss	—	—	—	—	(440,471)	18,057	(422,414)
Issuance of ordinary shares to third parties upon private placement	304,705,874	20	1,170,070	—	—	—	1,170,090
Issuance of Class B ordinary shares to Baidu upon private placement	164,705,882	10	634,460	—	—	—	634,470
Exercise of share-based awards	14,804,113	—	42,908	—	—	—	42,908
Other comprehensive loss	—	—	—	(1,251,677)	—	6,714	(1,244,963)
Issuance of subsidiaries' shares to noncontrolling interest holders	—	—	—	—	—	1,000	1,000
Dividends paid and payable by subsidiaries	—	—	—	—	—	(16,789)	(16,789)
Share-based compensation	—	—	622,935	—	—	—	622,935
Acquisition of noncontrolling interests in subsidiaries	—	—	(2,540)	—	—	(2,550)	(5,090)
Balances as of September 30, 2022	6,082,968,724	386	50,676,861	1,482,263	(46,803,156)	94,561	5,450,915
Balances as of September 30, 2022, in US$		54	7,124,040	208,373	(6,579,484)	13,293	766,276

164,705,882 Class B ordinary shares and 304,705,874 Class A ordinary shares were issued in March 2022 pursuant to the subscription agreements with Baidu Holdings Limited (“Baidu”) and a consortium of financial investors, respectively.

4. LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity investments without readily determinable fair value, equity method investments and available-for-sale debt investments.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Equity investments without readily determinable fair value

As of December 31, 2021 and September 30, 2022, the carrying amounts of the Group’s equity investments without readily determinable fair value were as follows:

	As of
	December 31,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	US$
Initial cost basis	2,285,439	2,048,785	288,014
Cumulative unrealized gains	329,768	361,063	50,757
Cumulative unrealized losses (including impairment)	(270,421)	(425,507)	(59,817)

Total carrying amount	2,344,786	1,984,341	278,954

Impairment charges recognized on equity investments measured using the measurement alternative were RMB29,100 and RMB186,686 (US$26,244) for the nine months ended September 30, 2021 and 2022, respectively.

Total realized and unrealized gains and losses for equity securities without readily determinable fair values for the nine months ended September 30, 2021 and 2022 are as follows:

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Gross unrealized gains (upward adjustments)	94,510	31,295	4,399
Gross unrealized losses (downward adjustments excluding impairment)	—	—	—

Net unrealized gains on equity securities held	94,510	31,295	4,399
Net realized gains on equity securities sold	—	—	—

Total net gains recognized in others, net	94,510	31,295	4,399

Equity method investments

In July 2018, the Group acquired a 32% outstanding equity interest amounting to RMB796,000 in Beijing Xin’ai Sports Media Technology co., LTD (or “Xin’ai”) that is engaged in the operation of a sports content platform. The Group has significant influence over the investee and therefore accounts for its equity interest as an equity method investment. The excess of the carrying value of the investment over the proportionate share of Xin’ai’s net assets of RMB609,502 was recognized as basis differences and investment goodwill. As of December 31, 2021 and September 30, 2022, the Group’s equity interest in Xin’ai was diluted to 23% due to subsequent rounds of equity financing.

Strawbear Entertainment Group (or “Strawbear”), a company that is listed on the Hong Kong Stock Exchange (“HKSE”), is a major drama series producer and distributor in the PRC, covering the investment, development, production and distribution of TV series and web series. In November 2018 and May 2020, the Group acquired a total of 19.57% equity interest for a total cash consideration of US$55,139 in Strawbear and accounted for the investment using measurement alternative as the shares held by the Group are not considered in-substance common stock. Upon the completion of initial public offering of Strawbear on January 15, 2021, the shares held by the Group were converted to common stock automatically, and the Group’s equity interest in Strawbear was diluted to 14.68%. The Group can actively participate in the significant operation and financing decisions of Strawbear through its two seats on Strawbear’s board of directors with a total of nine members. Accordingly, the Group is considered to have significant influence over Strawbear and accounts for such investment as an equity method investment with an initial carrying value amounting to RMB443,670. The excess of the carrying value of the investment over the proportionate share of Strawbear’s net assets of RMB225,336 was recognized as basis differences and investment goodwill. During the nine months ended September 30, 2022, the market value of Strawbear had significantly declined and remained below the carrying value of the investment for a prolonged period of time. Therefore, the Group concluded that the decline in market value of the investment in Strawbear was other-than-temporary and an impairment charge of RMB382,715 (US$53,801) was recorded. As of September 30, 2022, the Group’s equity interest in Strawbear was 13.97%, which had a fair value of RMB98,807 (US$13,890) based on the closing share price.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In January 2022, the Group lost control and deconsolidated Beijing Dreamagic Science and Technology Co., Ltd. (or “Dreamagic”), an entity in the business of producing virtual reality equipment. The Group entered into an amended shareholder agreement with other investors, which included a voting arrangement requiring approval from 60% of the outstanding voting interests for significant decisions that are made in the ordinary course of business, rather than a simple majority. The Group can still participate in the significant operation and financing decisions of Dreamagic through its three seats on Dreamagic's board of directors with a total of seven members. Accordingly, the Group is considered to have significant influence over Dreamagic and accounts for the common stock investment on a fully diluted basis of 44.60% as an equity method investment with an initial carrying value amounting to RMB250,502 (US$35,215). The excess of the carrying value of the investment over the proportionate share of Dreamagic's net assets of RMB208,084 (US$29,252) was recognized as basis differences and investment goodwill. In addition, the preferred stock investment of 7.28% held by the Group, on a fully diluted basis, contains substantive liquidation and redemption preference and is not considered in-substance common stock and accounted for using the measurement alternative. The Group recognized a total gain of RMB429,916 (US$60,437) from the transaction in "Others, net" in the unaudited interim condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2022. The fair value of the retained investment was determined by estimating the total equity value of Dreamagic using an option pricing model based on the observable transaction price of a recent round of financing and then allocating the total estimated equity value to each class of equity based on their different rights and obligations. Dreamagic is considered a related party after deconsolidation. Upon deconsolidation, a financial liability with a maximum potential amount of RMB140,044 (US$19,687) was recognized for the Group’s obligation to guarantee payments to certain guaranteed preferred shareholders if Dreamagic is unable to pay the redemption price of the preferred shares in full upon the occurrence of redemption or liquidation event, which partially offset the disposal gain. As of September 30, 2022, the Group’s equity interests of common stock were diluted to 42.66% on a fully diluted basis, due to subsequent equity financing.

As of December 31, 2021 and September 30, 2022, the Group also held several other equity method investments through its subsidiaries or VIEs, all of which the Group can exercise significant influence but does not own a majority equity interest in or has control over. The other equity method investments were not significant. The carrying amounts of the Group’s equity method investments including Xin’ai, Strawbear and Dreamagic were RMB580,776 and RMB331,646 (US$46,622) as of December 31, 2021 and September 30, 2022, respectively.

Available-for-sale debt investments

Available-for-sale debt investments consist of convertible debt instruments issued by private companies and investment in equity securities that is redeemable at the Company’s option, which are measured at fair value. Investments in preferred shares that are redeemable at the Company’s option have no contractual maturity date.

	As of
	December 31,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	US$
Cost or Amortized cost	76,500	283,974	39,920
Gross unrealized gains	3,780	212,546	29,879
Gross unrealized losses	(2,425)	(37,839)	(5,319)

Fair value	77,855	458,681	64,480

5. LICENSED COPYRIGHTS, NET

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31, 2021
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
Licensed copyrights
—Broadcasting rights	41,489,049	(33,016,890)	(311,375)	8,160,784
—Sublicensing rights	7,072,190	(7,043,743)	—	28,447
	48,561,239	(40,060,633)	(311,375)	8,189,231
Less: current portion
—Broadcasting rights	8,591,506	(7,662,016)	(26,748)	902,742
—Sublicensing rights	7,072,190	(7,043,743)	—	28,447
	15,663,696	(14,705,759)	(26,748)	931,189
Licensed copyrights—non current
—Broadcasting rights	32,897,543	(25,354,874)	(284,627)	7,258,042
—Sublicensing rights	—	—	—	—
	32,897,543	(25,354,874)	(284,627)	7,258,042

	As of September 30, 2022
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
Licensed copyrights
—Broadcasting rights	43,165,880	(34,913,687)	(288,669)	7,963,524	1,119,495
—Sublicensing rights	7,449,082	(7,448,097)	—	985	138
	50,614,962	(42,361,784)	(288,669)	7,964,509	1,119,633
Less: current portion
—Broadcasting rights	7,873,668	(7,035,938)	(20,544)	817,186	114,879
—Sublicensing rights	7,449,082	(7,448,097)	—	985	138
	15,322,750	(14,484,035)	(20,544)	818,171	115,017
Licensed copyrights—non-current
—Broadcasting rights	35,292,212	(27,877,749)	(268,125)	7,146,338	1,004,616
—Sublicensing rights	—	—	—	—	—
	35,292,212	(27,877,749)	(268,125)	7,146,338	1,004,616

Amortization expense of RMB7,915,278 and RMB5,860,702 (US$823,884) for the nine months ended September 30, 2021 and 2022, respectively, was recognized as cost of revenues. Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follows:

	RMB	US$
Three months ending December 31, 2022	1,246,999	175,300
Year ending December 31, 2023	2,523,695	354,775
Year ending December 31, 2024	1,392,807	195,798
Year ending December 31, 2025	983,728	138,290

6. PRODUCED CONTENT, NET

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$
Released, less amortization and impairment
— Predominantly monetized with other contents	2,850,114	3,328,583	467,925
— Predominantly monetized on its own	29,782	90,548	12,729
	2,879,896	3,419,131	480,654
In production, less impairment
— Predominantly monetized with other contents	6,338,582	7,771,139	1,092,450
— Predominantly monetized on its own	503,515	646,584	90,895
	6,842,097	8,417,723	1,183,345
In development, less impairment
— Predominantly monetized with other contents	1,134,351	841,764	118,333
— Predominantly monetized on its own	94,734	32,998	4,639
	1,229,085	874,762	122,972
	10,951,078	12,711,616	1,786,971

Amortization expense of RMB3,356,747, RMB3,454,247 (US$485,590) and RMB978,859, RMB485,890 (US$68,305) was recognized as “Cost of revenues” in the unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2021 and 2022, for produced content predominantly monetized with other content assets and for produced content predominantly monetized on its own, respectively. As of September 30, 2022, approximately RMB230,883 (US$32,457) of accrued participation cost liabilities will be paid during the upcoming operating cycle.

Estimated amortization expense relating to the existing produced content for each of the next three years is as follows:

	RMB	US$
Three months ending December 31, 2022	606,458	85,255
Year ending December 31, 2023	813,023	114,293
Year ending December 31, 2024	484,622	68,127
Year ending December 31, 2025	359,486	50,536

7. LOANS PAYABLE

Short-term Loans

Short-term loans as of December 31, 2021 and September 30, 2022 amounted to RMB4,117,774 and RMB3,938,938 (US$553,727), respectively, which primarily consisted of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2021 and September 30, 2022, the repayments of primarily all of the short-term loans are guaranteed by subsidiaries within the Group and either collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB535,432 and RMB525,650 (US$73,895), respectively, or collateralized by restricted cash balances totaling US$5,300 and nil, respectively. Certain of the Group’s outstanding short-term loan agreements contain financial and other covenants, which depend on the financial position or performance of the Group's subsidiaries, VIEs and VIEs’ subsidiaries. One of the Group’s VIEs did not satisfy certain financial covenants for 2021, based on which the commercial bank has the right to suspend the issuance of credit lines, and/or cause all outstanding amounts totaling RMB150,000 (US$21,087) with original maturity dates in 2022 to be due and repayable immediately. On March 24, 2022, the commercial bank has waived its right to demand immediate repayment, and also renewed credit lines for RMB600,000 (US$84,347) for one more year. Therefore, this did not constitute an Event of Default with respect to the Notes as of September 30, 2022 (Note 8).

The weighted average interest rate for the outstanding borrowings as of December 31, 2021 and September 30, 2022 was 4.80% and 4.61%, respectively. As of December 31, 2021 and September 30, 2022, the aggregate amounts of unused lines of credit for short-term loans were RMB2,754,099 and RMB1,436,484 (US$201,938), respectively.

Structured payable arrangements

In 2021 and 2022, the Group entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”). Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

receivables from the Group to the banks or other financial institutions at a discount. For the nine months ended September 30, 2021 and 2022, the Group was legally obligated to pay the banks or other financial institutions in the amount totaling RMB1,315,711 and RMB1,119,743 (US$157,411), respectively, which will mature within one year.

As a result of the factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” in the unaudited interim condensed consolidated statements of cash flows. As of December 31, 2021 and September 30, 2022, the outstanding borrowings from the factoring arrangements were RMB750,067 and RMB721,966 (US$101,492), respectively, which are repayable within one year and are included in “Short-term loans” on the condensed consolidated balance sheets.

Borrowings from third-party investors

Asset-backed debt securities

In November 2019, July 2021 and November 2021, the Group entered into a series of transactions (“reverse factoring arrangement”) in order to re-finance certain payables due to its suppliers. In the reverse factoring arrangement, the Group's suppliers sold certain receivables due from the Group (the "2019 and 2021 factored receivables") amounting to RMB587,000, RMB231,573 and RMB633,938, respectively, to the financial institutions at a discount. The 2019 and 2021 factored receivables were recorded as accounts payable in the Group’s condensed consolidated balance sheets. The 2019 and 2021 factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest of 5.1%, 5.5% and 4.5% for gross proceeds of RMB500,000, RMB200,000 and RMB570,000, respectively. Concurrently, the Group also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the corresponding asset-backed debt securities which mature in November 2021, July 2022 and November 2022, respectively. Under such arrangement, the payable obligation between the Group and the suppliers was considered settled and the Group was legally obligated to pay the financial institutions thereafter. As the 2019 and 2021 factored receivables were sold to the financial institutions and used to securitize the debt securities, the factored receivables are viewed as collateral for raising loans through the issuance of corresponding asset-backed debt securities. The borrowings have an effective interest rate of 5.97%, 8.40% and 8.26%, respectively.

Accounting for asset-backed debt securities

The securitization vehicle was designed by the Group with the sole purpose to acquire receivable balances from the Group’s suppliers in order to securitize the senior asset-backed securities with guaranteed returns sold to third-party investors. The Group has a variable interest in the securitization vehicle through its interest in the subordinated asset-backed securities issued by the securitization vehicle which bear the residual loss. As a result, the Group considers itself the primary beneficiary and consolidates the securitization vehicle given the Group has (i) the power to govern the activities that most significantly impact its economic performance, and (ii) is obligated to absorb losses that could potentially be significant to the securitization vehicle.

As a result of the series of transactions described above, the payment terms of the Group’s original trade payables were substantially modified and considered extinguished as the nature of the original liability has changed from that of a trade payable to loan borrowings from third-party investors. The proceeds from borrowings from third-party investors is a financing activity and reported as “Proceeds from long-term loans and borrowings from third party investors, net of issuance costs” or “Proceeds from short-term loans” in the unaudited interim condensed consolidated statements of cash flows depending on its maturities.

RMB29,921 and RMB470,079 of 2019 asset-backed debt securities was repaid when it became due in October 2020 and October 2021, respectively. The 2019 asset-backed debt securities were fully repaid as of December 31, 2021. RMB200,000 (US$28,116) of 2021 asset-backed debt securities was repaid when it became due in July 2022. As of December 31, 2021 and September 30, 2022, the outstanding borrowings from asset-backed debt securities were as follows:

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$
Short-term loans	762,717	592,005	83,223
Total carrying amount	762,717	592,005	83,223

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

8. CONVERTIBLE SENIOR NOTES

2023 Convertible Senior Notes

On December 4, 2018, the Company issued US$750 million convertible senior notes (the “2023 Notes”). The 2023 Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 3.75% per annum on June 1 and December 1 of each year, beginning on June 1, 2019. The 2023 Notes will mature on December 1, 2023 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the 2023 Notes is 37.1830 of the Company’s ADS per US$1,000 principal amount of the 2023 Notes (which is equivalent to an initial conversion price of approximately US$26.89 per ADS). Prior to June 1, 2023, the 2023 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2019, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the 2023 Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require the Company to repurchase all or a portion of the 2023 Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In 2021, the Company repurchased US$746.8 million aggregate principal amount of the 2023 Notes as requested by the holders. Following settlement of the repurchase, the repurchase amount which was fully accreted was derecognized and US$3.2 million (equivalent to RMB22.8 million) aggregate principal amount of the 2023 Notes remained outstanding and was included in “Convertible senior notes” as of September 30, 2022 as it will mature on December 1, 2023.

In connection with the issuance of the 2023 Notes, the Company purchased capped call options (the “2023 Capped Call”) on the Company’s ADS with certain counterparties at a price of US$67.5 million. The counterparties agreed to sell to the Company up to approximately 27.9 million of the Company’s ADSs upon the Company’s exercise of the 2023 Capped Call. The exercise price is equal to the 2023 Notes’ initial conversion price and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the 2023 Notes and/or offset any potential cash payments that the Company is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.

2025 Convertible Senior Notes

On March 29, 2019, the Company issued US$1,200 million convertible senior notes (the “2025 Notes”). The 2025 Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 2.00% per annum on October 1 and April 1 of each year, beginning on October 1, 2019. The 2025 Notes will mature on April 1, 2025 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the 2025 Notes is 33.0003 of the Company’s ADS per US$1,000 principal amount of the 2025 Notes (which is equivalent to an initial conversion price of approximately US$30.30 per ADS). Prior to October 1, 2024, the 2025 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2019, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the 2025 Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

change that occurs prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require the Company to repurchase all or a portion of the 2025 Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

In connection with the issuance of the 2025 Notes, the Company purchased capped call options (the “2025 Capped Call”) on the Company’s ADS with certain counterparties at a price of US$84.5 million. The counterparties agreed to sell to the Company up to approximately 39.6 million of the Company’s ADSs upon the Company’s exercise of the 2025 Capped Call. The exercise price is equal to the 2025 Notes’ initial conversion price and the cap price is US$40.02 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the 2025 Notes and/or offset any potential cash payments that the Company is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.

2026 Convertible Senior Notes

On December 21, 2020, the Company issued US$800 million convertible senior notes and offered an additional US$100 million principal amount simultaneously, pursuant to the underwriters’ option to purchase additional notes. On January 8, 2021, the additional US$100 million principal amount was issued pursuant to the underwriters’ exercise of their option. The convertible senior notes issued on December 21, 2020 and January 8, 2021 (collectively referred to as the “2026 Notes”) are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 4.00% per annum on June 15 and December 15 of each year, beginning on June 15, 2021. The 2026 Notes will mature on December 15, 2026 unless redeemed, repurchased or converted prior to such date.

The initial conversion rate of the 2026 Notes is 44.8179 of the Company’s ADS per US$1,000 principal amount of the 2026 Notes (which is equivalent to an initial conversion price of approximately US$22.31 per ADS). Prior to June 15, 2026, the 2026 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the 2026 Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The holders may require the Company to repurchase all or a portion of the 2026 Notes for cash on August 1, 2024, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

Under the terms of the indentures governing the 2023 Notes, 2025 Notes and 2026 Notes, events of default include:

(i) default in any payment of interest or additional amounts as defined under the respective indenture for a period of 30 days;

(ii) default in the payment of principal of any notes when due;

(iii) failure by the Company to comply with its obligation to convert the notes upon exercise of a holder’s conversion right for a period of five business days;

(iv) failure by the Company to issue a Fundamental Change Company Notice or a Make-Whole Fundamental Change as defined under the respective indenture or a specified corporate event when due for a period of five business days;

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(v) failure by the Company to comply with its obligations relating to consolidation, merger, sale, conveyance and lease under article 11 of the respective indenture;

(vi) failure by the Company for 60 days after written notice from the trustee or by the trustee at the request of the holders of at least 25% in aggregate principal amount of the respective notes then outstanding has been received by the Company to comply with any of other agreements contained in the respective notes or the indenture;

(vii) default by the Company or its significant subsidiaries (as defined in Article 1, Rule 1-02 of Regulation S-X), with respect to any mortgage, agreement or other instrument under which there may be outstanding, secured or evidenced any indebtedness in excess of US$60 million (or an equivalent amount in foreign currency), resulting in accelerated maturity or a failure to pay principal or interest when due, and such indebtedness is not discharged, or such acceleration is not otherwise cured or rescinded, within 30 days;

(viii) a delay in payment or discharge of a final judgment for the payment of US$60 million (or an equivalent amount in foreign currency) rendered against the Company or any of its significant subsidiaries;

(ix) the Company or any of its significant subsidiaries shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief; and

(x) an involuntary case or other proceeding shall be commenced against the Company or its significant subsidiaries seeking liquidation, reorganization or other relief, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days.

The indentures for the 2023 Notes, 2025 Notes and 2026 Notes define a “fundamental change” to include, among other things: (i) any person or group gaining control of the Company, (ii) any recapitalization, reclassification or change of the Company’s ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of the Company approving any plan or proposal for the liquidation or dissolution of the Company; (iv) the Company’s ADSs ceasing to be listed on Nasdaq Stock Market; or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in the Group being legally prohibited from operating substantially all of the business operations conducted by the Group being unable to continue to derive substantially all of the economic benefits from the business operations conducted by these entities. Under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or fully investigate the Company’s auditor located in China for three consecutive years, the Company’s ADSs could be delisted from the Nasdaq Global Market by 2024, which would constitute a “fundamental change” under the indentures of the convertible senior notes.

Upon the occurrence of an event of default which includes default on principal payment of the 2025 Notes when due on April 1, 2023, the trustee or the holders of at least 25% in aggregate principal amount may declare the whole principal of, and accrued and unpaid interest on, all the outstanding convertible senior notes (including the 2026 Notes) to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. The Company may also be required to pay additional interest. Upon the occurrence of a fundamental change, holders of the notes will have the right, at their option, to require the Company to repurchase all of their notes or any portion of the principal amount and accrued and unpaid interests. In the event of a fundamental change, the Company may also be required to issue additional ADSs upon conversion of its convertible notes. As of September 30, 2022, there was no such event of default or fundamental change.

Accounting for Convertible Senior Notes

Adoption of ASU 2020-06

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. The Group adopted ASU 2020-06 on January 1, 2022, using a modified retrospective transition method, which resulted in a cumulative-effect adjustment to decrease the opening balance of additional paid-in capital and accumulated deficit on January 1, 2022 by RMB1,432,986 (US$201,446) and RMB772,123 (US$108,543), respectively, and increase the opening balance of convertible senior notes on January 1, 2022 by RMB635,925 (US$89,397), with remaining impact shown in accumulated other comprehensive income. For the nine months ended September 30, 2022, the adoption of ASU 2020-06 caused a decrease in net loss of RMB283,592 (US$39,867), a decrease of RMB0.05 and RMB0.33 in net loss per ordinary share and net loss per ADS, respectively, due to lower effective interest rates.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Prior to the adoption of ASU 2020-06, as the conversion option may be settled in cash at the Company’s option, the Company separated the 2023 Notes, the 2025 Notes and the 2026 Notes (collectively as the “Notes”) into liability and equity components in accordance with ASC subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. The difference between the principal amount of each of the Notes and the liability component is considered debt discount and is amortized using the effective interest method to accrete the discounted carrying value of the Notes to its face value on the respective put dates of the Notes. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts of liability and equity components determined aforementioned.

After the adoption of ASU 2020-06, as the Notes were not issued at a substantial premium, all of the proceeds received from the issuance of Notes should be recorded as a liability on the condensed consolidated balance sheet in accordance with ASC 470-20. That is, no portion of the proceeds from issuing the Notes should be attributed to the conversion option at inception. The difference between the principal amount of each of the Notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the Notes to its face value on the respective put dates of the Notes. For the nine months ended September 30, 2021 and 2022, the effective interest rates of the Notes were as follows:

	For the nine months ended September 30,
	2021	2022
	%	%
The 2023 Notes	7.04%	4.41%
The 2025 Notes	6.01%	2.48%
The 2026 Notes	6.94%	4.53%

The cost of the 2023 Capped Call and 2025 Capped Call of US$67.5 million and US$84.5 million were recorded as a reduction of the Company’s additional paid-in capital on the condensed consolidated balance sheets with no subsequent changes in fair value recorded.

The net proceeds from the issuance of the 2023 Notes, the 2025 Notes and the 2026 Notes were US$736.7 million, US$1,179.0 million and US$884.3 million, after deducting underwriting discounts and offering expenses of US$13.3 million, US$21.0 million and US$15.7 million from the initial proceeds of US$750 million, US$1,200 million and US$900 million, respectively.

The carrying amount of the Notes as of December 31, 2021 and September 30, 2022 were as follows:

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$
Liability component:
Principal	13,402,897	14,966,211	2,103,917
Less: unamortized debt discount	750,725	75,652	10,635
Net carrying amount	12,652,172	14,890,559	2,093,282

Equity component:
Carrying amount	1,793,011	360,025	50,612

For the nine months ended September 30, 2021 and 2022, the amounts of interest cost recognized were as follows:

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	USD
Contractual interest expense	429,521	295,994	41,610
Amortization of the discount, or issuance costs	426,100	47,502	6,678
Total	855,621	343,496	48,288

As of September 30, 2022, the liability component of the 2025 Notes and the 2026 Notes will be accreted up to the principal amount of US$1,200 million and US$900 million over a remaining period of 0.50 years and 1.84 years, respectively. The amount repayable within the next twelve months are classified as “Convertible senior notes, current portion” on the condensed consolidated balance sheets. The aggregate amounts upon scheduled maturities of RMB22.8 million (US$3.2 million), RMB8,539.1 million (US$1,200.4 million) and RMB6,404.3 million (US$900.3 million) of the 2023 Notes, the 2025 Notes and the 2026 Notes will be repaid when they become due

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

in 2023, 2025 and 2026, respectively, assuming there is no conversion of the Notes, no redemption of the Notes prior to their maturities and the convertible senior notes bondholders hold the Notes until their maturities and the Company elects to fully settle the Notes in cash.

2028 Convertible Senior Notes

In August 2022, the Company entered into definitive agreements with PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates (collectively, the "Investors"), pursuant to which the Investors will subscribe for an aggregate amount of US$500 million convertible senior notes to be issued by the Company. The Company has granted the Investors an option, exercisable within two months from the closing date of the transaction, to subscribe for an additional amount of up to US$50 million of the Notes, under the same terms and conditions. The Company's obligations to the Investors under the definitive agreements will be secured by certain collateral arrangements.

Subsequently on December 30, 2022, the Company issued US$500 million convertible senior notes (the “2028 Notes”) for cash. The 2028 Notes bear an interest rate of 6% per annum, payable quarterly in arrears on each January 1, April 1, July 1 and October 1 of each year, beginning on April 1, 2023, and will mature on the fifth anniversary of the issuance date. The 2028 Notes may be convertible into the Company's American depositary shares at the holder's option and subject to the terms of the 2028 Notes, at an initial conversion rate of 216.9668ADS per US$1,000 principal amount of the 2028 Notes (which is equivalent to an initial conversion price of approximately US$4.61 per ADS). Holders of the 2028 Notes have the right to require the Company to repurchase for cash all or part of their Notes, at a repurchase price equal to 120% and 130% of the principal amount of the 2028 Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. Holders also have the right to require the Company to repurchase for cash all or part of their Notes in the event of certain fundamental changes and events of defaults. Upon the closing of the transaction, the Investors have appointed one member to the board of directors of the Company pursuant to their rights in the definitive agreements.

9. INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC. It also has intermediate holding companies in Hong Kong and Singapore. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends.

Under the PRC Enterprise Income Tax (“EIT”) Law, which has been effective since January 1, 2008, domestic enterprises and Foreign Investment Enterprises (the “FIEs”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments.

The effective tax rates were -1.40% and -29.25% for the nine months ended September 30, 2021 and 2022, respectively. The effective tax rates were lower than the PRC statutory EIT rate of 25% for the nine months ended September 30, 2021 mainly because PRC entities file separate tax returns and most subsidiaries and VIEs were in an accumulated loss position.

The effective tax rates are subject to change in subsequent periods as the estimates of pretax income or loss for the year increase or decrease and certain subsidiaries and VIEs of the Company may or may not continue to qualify for certain preferential tax rates.

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2021, and September 30, 2022, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the unaudited interim condensed consolidated statements of comprehensive loss. As of December 31, 2021 and September 30, 2022, there was no significant impact from tax uncertainty on the Group’s financial position and result of operations. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Group’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax filings from 2017 through 2021 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the unaudited interim condensed consolidated financial statements.

10. COMMITMENTS AND CONTINGENCIES

Commitments for property management fees

Future minimum payments under non-cancelable agreements for property management fees consist of the following as of September 30, 2022:

Commitments for property management fees	RMB	US$
Remainder of 2022	3,228	454
2023	6,844	962
2024	5,611	789
2025	5,270	741
2026 and thereafter	30,077	4,228
	51,030	7,174

Commitments for Licensed Copyrights and Produced Content

Future minimum payments under non-cancelable agreements for licensed copyrights and produced content consist of the following as of September 30, 2022:

Commitments for Licensed Copyrights and Produced Content	RMB	US$
Remainder of 2022	4,462,864	627,380
2023	5,263,401	739,918
2024	2,993,291	420,790
2025	1,198,991	168,551
2026 and thereafter	287,218	40,376
	14,205,765	1,997,015

Capital commitments

As of September 30, 2022, commitments for the purchase of fixed assets are immaterial.

Litigation, claims and assessments

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of September 30, 2022. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, with certain restricted deposits used as security against certain lawsuits, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has accrued RMB55,474 and RMB44,516 (US$6,258) in “Accrued expenses” on the condensed consolidated balance sheets as of December 31, 2021 and September 30, 2022.

Starting in April 2020, the Group and certain of its current and former officers and directors were named as defendants in several putative securities class actions filed in federal court, which were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group’s public disclosure documents. In May 2021, these actions were consolidated under one case. In June 2021, lead plaintiffs filed the operative amended complaint. In July 2021, defendants filed motion to dismiss the case. Briefing on the motion to dismiss was completed on September 29, 2021, and a decision on the motion is currently pending. As the case remain in its preliminary stages, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the unaudited interim condensed consolidated financial

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

statements. As a result, as of September 30, 2022, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.

The Group is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Group does not believe that, as of September 30, 2022, there was at least a reasonable possibility that the Group may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments made by the court and out-of-court settlements after September 30, 2022, but related to cases arising on or before September 30, 2022. The Group is in the process of appealing certain judgments for which losses have been accrued.

11. REDEEMABLE NONCONTROLLING INTERESTS

In 2021, Dreamagic, one of the Group’s VIE’s subsidiary completed several rounds of preferred shares financing from third-party preferred shareholders. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group, these preferred shares are accounted for as redeemable noncontrolling interests. As of September 30, 2022, the amount of redeemable noncontrolling interests was nil due to the deconsolidation of the subsidiary (Note 4).

The movement in the carrying value of the redeemable noncontrolling interests is as follows:

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$

Balance as of January 1	108,629	397,385	55,863
Issuance of subsidiary shares	253,420	—	—
Accretion of redeemable noncontrolling interests	12,306	—	—
Deconsolidation of subsidiaries	—	(397,385)	(55,863)
Balance as of September 30	374,355	—	—

12. RESTRICTED NET ASSETS

As of December 31, 2021 and September 30, 2022, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries had appropriated RMB42,781 and RMB43,612 (US$6,131), respectively, in their statutory reserves.

Under the PRC laws and regulations, the subsidiaries, VIEs and the VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of September 30, 2022. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Amounts of net assets restricted include paid-in capital of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB19,344,659 (US$2,719,429) as of September 30, 2022.

13. LOSS PER SHARE

Basic loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the if-converted method and the treasury stock method. The effect of convertible senior notes, share options and restricted share units were excluded from the computation of diluted net loss per share for the nine months ended September 30, 2021 and 2022, as its effect would be anti-dilutive.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Basic and diluted loss per Class A and Class B ordinary share for the nine months ended September 30, 2021 and 2022 are calculated as follows:

	For the nine months ended September 30,
	2021		2022
	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$

Numerator:
Net loss attributable to iQIYI, Inc.	(2,121,729)	(2,272,068)	(218,591)	(30,729)	(221,880)	(31,190)
Accretion of redeemable noncontrolling interests	(5,942)	(6,364)	—	—	—	—
Net loss attributable to iQIYI, Inc.'s ordinary shareholders	(2,127,671)	(2,278,432)	(218,591)	(30,729)	(221,880)	(31,190)

Denominator:
Weighted average number of ordinary shares outstanding, basic	2,686,065,988	2,876,391,396	2,955,598,263	2,955,598,263	3,000,071,637	3,000,071,637
Weighted average number of ordinary shares outstanding, diluted	2,686,065,988	2,876,391,396	2,955,598,263	2,955,598,263	3,000,071,637	3,000,071,637

Net loss per share, basic	(0.79)	(0.79)	(0.07)	(0.01)	(0.07)	(0.01)
Net loss per share, diluted	(0.79)	(0.79)	(0.07)	(0.01)	(0.07)	(0.01)

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

14. RELATED PARTY TRANSACTIONS

a) The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Baidu and its subsidiaries (“Baidu Group”)	The Company’s controlling shareholder and its subsidiaries

Others	Equity investees (Note 4)

b) The Group had the following related party transactions with the major related parties:

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$

Membership services
Membership services revenue earned from memberships sold to Baidu Group	—	30,243	4,251
Membership services revenue earned from memberships sold by Others	2,600	525	74
Online advertising revenues
Advertising services provided to Baidu Group	90,696	47,019	6,610
Advertising services provided to Others	127,353	156,548	22,007
Content distribution revenues
Content licensed to Others (i)	328,208	89,071	12,521
Other revenues
Other services provided to Baidu Group	11,740	1,302	183
Others	38,011	23,617	3,320
	598,608	348,325	48,966
Cost of revenues
License fees to Baidu Group	8,149	6,109	859
Bandwidth fees to Baidu Group	711,655	501,248	70,464
Others (ii)	213,587	159,190	22,379
Selling, general and administrative
Advertising services provided by Baidu Group	8,841	22,669	3,187
Others	9,657	24,335	3,421
Research and development
Services fee to Others	—	1,651	232
	951,889	715,202	100,542

(i) The transactions mainly represent revenues derived from content distributed to two equity method investees, Investee A and Investee B.

(ii) The transactions mainly represent revenue sharing arrangements with various equity investees.

For the nine months ended September 30, 2021 and 2022, the Group purchased content from equity investees for total amounts of RM1,652,949 and RMB941,753 (US$132,390), respectively.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

c) The Group had the following related party balances with the major related parties:

Except for the non-trade balances disclosed below, amounts due from/due to related parties as of December 31, 2021 and September 30, 2022 relate to transactions arising from the ordinary and usual course of business of the Group and were trade in nature.

	As of
	December 31,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	US$
Amounts due from related parties, current:
Due from Baidu Group (i)	34,894	14,809	2,082
Due from Others (ii)	120,618	55,621	7,819
	155,512	70,430	9,901
Amounts due from related parties, non-current:
Due from Others (ii)	81,000	114,000	16,026
	81,000	114,000	16,026

	As of
	December 31,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	US$
Amounts due to related parties, current:
Loans due to Baidu Group (iii)	50,000	700,000	98,404
Due to Baidu Group (iv)	1,402,493	1,837,255	258,278
Deferred revenue in relation to services to be provided to an equity investee (v)	211,802	115,759	16,273
Due to Others (vi)	969,794	666,664	93,718
	2,634,089	3,319,678	466,673
Amounts due to related parties, non-current:
Loans due to Baidu Group (iii)	650,000	—	—
Due to Baidu Group (iv)	2,989	2,029	285
Deferred revenue in relation to services to be provided to an equity investee (v)	127,591	102,977	14,477
Due to Others	35	50	7
	780,615	105,056	14,769

(i) The balance mainly represents amounts due from Baidu Group for advertising, membership and other services.

(ii) The balance mainly represents amounts due from or advances made to equity investees for content distribution services and other services.

(iii) The total outstanding balance represents a non-trade interest-free loan of RMB50,000, which is due on demand and a non-trade interest-free loan of RMB650,000 provided by Baidu in January 2018 that will mature in January 2023.

(iv) The balance mainly represents amounts owed to Baidu for bandwidth and cloud services provided to the Group.

(v) The balance represents deferred revenue in relation to content distribution, licenses of intellectual property and traffic support services to be provided to investee A.

(vi) The balance mainly represents amounts owed to the Group’s equity investees for licensed copyrights and advances made for online advertising services.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

15. FAIR VALUE MEASUREMENTS

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2021 and September 30, 2022 and non-recurring fair value measurements as of December 31, 2021 and September 30, 2022:

	Fair Value Measurements
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain/ (Losses)
	RMB	RMB	RMB	RMB	US$
Recurring
As of December 31, 2021:
Cash equivalents
Time deposits (i)		301,904
Short-term investments
Available-for-sale debt securities (i)		1,348,255
Long-term investments
Available-for-sale debt securities (ii)			77,855
Equity investments at fair value with readily determinable fair value	31,738
Convertible senior notes, non-current portion (iii)		9,547,453

As of September 30, 2022:
Cash equivalents
Time deposits (i)		464,216
Short-term investments
Available-for-sale debt securities (i)		1,291,967
Held-to-maturity debt securities (i)		178,520
Long-term investments
Available-for-sale debt securities (ii)			458,681
Equity investments at fair value with readily determinable fair value	28,962
Convertible senior notes, current portion (iii)
2025 Notes		7,533,197
Convertible senior notes, non-current portion (iii)
2023 Notes		21,324
2026 Notes		4,337,457

Non-recurring
As of December 31, 2021:
Produced content monetized on its own (iv)			29,782	(160,989)
Long-term investments (v)			423,161	(169,828)
Equity investments without readily determinable fair value (vi)			110,760	94,510

As of September 30, 2022:
Produced content monetized on its own (iv)			—	(49,151)	(6,910)
Long-term investments (v)	98,807		484,369	(569,616)	(80,075)
Equity investments without readily determinable fair value (vi)			217,448	31,295	4,399

Recurring

(i) The fair value of time deposits is determined based on the prevailing interest rates in the market. Due to maturities of less than one year, the carrying values of short-term investments approximate their fair values.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(ii) Long-term available-for-sale debt securities are convertible debt instruments issued by private companies and investment in preferred shares that is redeemable at the Company’s option, which do not have readily determinable market values. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The Group uses a combination of valuation methodologies, including market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts and liquidity factors.

For the nine months ended September 30,
2022
RMB
Balance as of January 1,	77,855
Addition	10,000
Reclassification	384,032
Accrued interest	3,509
Net unrealized fair value change recognized in other comprehensive income	(16,715)
Balance as of September 30	458,681
Balance as of September 30, in US$	64,480

(iii) The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets, and presents the fair value for disclosure purposes only. The fair values of the convertible senior notes are classified as Level 2 fair value measurements based on dealer quotes. For further information on the convertible senior notes, see Note 8.

Non-recurring

(iv) Due to adverse changes in the expected performance of certain produced content and the reduced amount of ultimate revenue expected to be recognized, the Group performed an assessment to determine whether the fair value was less than unamortized content costs. The Group uses a discounted cash flow approach to estimate the fair value of the produced content titles predominantly monetized on its own. The significant unobservable inputs (level 3) include forecasted future revenues, production costs required to complete the content and exploitation and participation costs. The Group considers the historical performance of similar content, the forecasted performance and/or preliminary actual performance subsequent to the release of the produced content in estimating the fair value. Based on the above assessment, certain produced content predominantly monetized on its own were determined to be impaired and re-measured to the fair value as of each quarter end. Impairment charges were recognized for produced content predominantly monetized on its own and was recognized as cost of revenues in the condensed consolidated statements of comprehensive loss for the year ended December 31, 2021 and for the nine months ended September 30, 2022, respectively. The fair value is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.

(v) The Group measures certain financial assets, including equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. The fair values of the Group’s investments in publicly listed companies are measured using quoted market prices. For estimating the fair value of investments without observable market prices, the Group uses valuation methodologies, primarily the market approach, which requires management to use unobservable inputs (Level 3) such as selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable. When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring fair value measurements are measured at the date of impairment. As a result of the above assessment, certain long-term investments were determined to be impaired, and the impairment charges were recognized in the consolidated statements of comprehensive loss during the year ended December 31, 2021 and nine months ended September 30, 2022.

(vi) For equity investments accounted for under the measurement alternative, the equity investment is measured at fair value on a non-recurring basis when there is an orderly transaction for identical or similar investments of the same issuer. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The fair values of the Group’s privately held investments as disclosed are determined based on the observable transaction price of recent rounds of financing and a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. As a result of the above assessment, certain equity investments accounted for under the measurement alternative were re-measured to their fair values, and the total net unrealized gains (Note 4) were recognized in the consolidated statements of comprehensive loss for the year ended December 31, 2021 and nine months ended September 30, 2022.

iQIYI, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

16. ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income by component, net of tax, for the nine months ended September 30, 2021 and 2022 were as follows:

	Foreign currency translation adjustment	Unrealized losses on available- for-sale debt securities	Total
	RMB	RMB	RMB
Balance at December 31, 2020	2,542,287	393	2,542,680
Other comprehensive income/(loss) before reclassification	60,518	(1,416)	59,102
Amounts reclassified from accumulated other comprehensive income	—	(428)	(428)
Net current-period other comprehensive income	60,518	(1,844)	58,674
Other comprehensive loss attributable to noncontrolling interests	540	36	576
Balance at September 30, 2021	2,603,345	(1,415)	2,601,930

Balance at December 31, 2021	2,711,428	(2,426)	2,709,002
Other comprehensive loss before reclassification	(1,228,249)	(16,714)	(1,244,963)
Amounts reclassified from accumulated other comprehensive income	—	—	—
Net current-period other comprehensive loss	(1,228,249)	(16,714)	(1,244,963)
Cumulative effect of adopting ASU 2020-06	24,938	—	24,938
Other comprehensive income attributable to noncontrolling interests	(6,714)	—	(6,714)
Balance at September 30, 2022	1,501,403	(19,140)	1,482,263
Balance at September 30, 2022 in US$	211,064	(2,691)	208,373

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale debt securities upon their maturity. The amounts reclassified were determined on the basis of specific identification.

Losses in the amounts of RMB259,012 and gains in the amounts of RMB2,838,981 (US$399,098) on intracompany foreign currency transactions that are of a long-term investment nature are included in the foreign currency translation adjustment for the nine months ended September 30, 2021 and 2022, respectively.